FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


July 22, 1999


                       ST. LAURENT PAPERBOARD INC.
               (Translation of registrant's name into English)


              630 Rene-Levesque  Boulevard,  West,  Suite  3000,
                         Montreal, Quebec H3B 5C7
                 (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                  Form 20-F ......     Form 40-F ..X...

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)under the Securities Exchange Act of 1934.

                           Yes .....    No ...X..


                     INFORMATION FILED WITH THIS REPORT


The following document is filed as an Exhibit to this Report:

Exhibit I -- Press Release, dated July 22, 1999, of St. Laurent Paperboard Inc.
              announcing its results for the Second Quarter of 1999.

                  PRESENTATION OF OUR FINANCIAL INFORMATION

      Beginning in 1997, we began reporting our financial results in U.S. dollars. In this Report (and the Exhibit attached to this Report), unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in U.S. dollars. Amounts reported by us in years prior to 1997 have been converted into U.S. dollars using a convenience exchange rate of US $0.73 to CAN $1, the closing rate as at December 31, 1996. The average exchange rate of the U.S. dollar to the Canadian dollar for 1994, 1995 and 1996 was $0.7300, $0.7286 and $0.7332, respectively. Beginning in 1997, we also started to report production and sales figures in short tons instead of metric tons, the reporting standard of the containerboard industry.

      Unless otherwise indicated, our financial information in this Report (and the Exhibit attached to this Report) has been prepared in accordance with generally accepted accounting principles in Canada. As described in Note 20 to our Consolidated Financial Statements for the year-ended December 31, 1998, as contained in our 1998 Annual Report, those principles differ in certain material respects from those that we would have followed had our Consolidated Financial Statements been prepared in accordance with generally accepted accounting principles in the United States. We filed our Consolidated Financial Statements for the year-ended December 31, 1998, as contained in our 1998 Annual Report, with the Commission as Exhibit 43 to our Form 40-F/A filed with the Commission on June 8, 1999.

                  SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      Certain statements made in this Report (and the Exhibit attached to this Report) are not historical facts and are "forward-looking" (as defined in the Private Securities Litigation Reform Act of 1995). Words such as "believes," "expects," "estimates," "may," "intends," "will," "should" or "anticipates" and similar expressions or their negatives identify forward-looking statements. Forward-looking statements contained in this Report (and the Exhibit attached to this Report) regarding matters that are not historical facts reflect our current views about future events and are subject to risks, uncertainties and assumptions. Such risks, uncertainties and assumptions include the following:

o     continued demand for our products,
o     industry cyclicality,
o     fluctuation in foreign currency exchange rates,
o changes in environmental and other laws or regulations affecting our operations,
o     factors influencing competition in our industry and pricing, and
o industry-wide market factors and other general economic and business conditions.

      Our actual results could differ materially from those indicated, expressed or implied in such forward-looking statements as a result of these and other factors, many of which are beyond our control.

On July 22, 1999 St. Laurent Paperboard Inc. issued a press release announcing its 2nd Quarter 1999 Financial Results.

Exhibit I -- Press Release, dated July 22, 1999, of St. Laurent Paperboard Inc.
              announcing its results for the Second Quarter of 1999.


                                 SIGNATURE

Pursuant  to  the  requirements  of  the Securities  Exchange Act of 1934,   the
registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date:  July 22, 1999                ST. LAURENT PAPERBOARD INC.
                                     (Registrant)


                                     By: /s/  Richard Garneau
                                         -------------------------------
                                          Name: Richard Garneau
                                          Title: Senior Vice President and
                                                  Chief Financial Officer
                                                  St. Laurent Paperboard Inc.

                                                                    EXHIBIT I


      P r e s s  R e l e a s e
      For immediate release


        Cost reduction and revenue enhancements programs are paying off
          ST LAURENT PAPERBOARD INC. REPORTS SIGNIFICANT IMPROVEMENT
              IN FINANCIAL RESULTS FOR THE SECOND QUARTER OF 1999


      MONTREAL, July 22, 1999 - For the second quarter of 1999, St. Laurent Paperboard Inc. generated net earnings of $6.8 million, or $0.13 per share, on net sales of $218.6 million, compared to a net loss of $0.3 million, or $0.01 per share, on net sales of $203.6 million for the same quarter in 1998.

      For the first six months ended June 30, 1999, net earnings increased to $9.1 million or $0.18 per share, on net sales of $417.0 million, compared to $0.072 million on net sales of $409.9 million for the same period in 1998. This increase in profitability in 1999 is mainly attributable to cost reductions and revenue enhancement initiatives, the lower value of the Canadian dollar and a higher volume of products sold.

      NET SALES

      Net sales in the second quarter of 1999 increased to $218.6 million compared to $203.6 million for the same period in 1998. This improvement in net sales is attributable to increased shipments of all our products. Shipments were up 10.3% for corrugated products, 5.6% for paperboard products and 27.2% for liquid and food products. Net price realizations, in the second quarter of 1999, were lower for paperboard and liquid and food products by 1.5% and 1.4% respectively compared to 1998. Net price realizations for corrugated products were 1.5% higher, compared to the same period in 1998.

      Shipments were higher for all paperboard products in the second quarter. White top linerboard shipments increased by 19,200 tons, corrugating medium and kraft linerboard shipments increased by 4,200 and 15,200 tons respectively, compared to the 1998 corresponding period. Liquid and food shipments also went up by 3,679 tons in the second quarter, compared to 1998. No shipments of market pulp were made in the second quarter, compared to 31,700 tons for the corresponding quarter in 1998.


     BUSINESS REVIEW

          o 8% reduction in primary mills' manufacturing cost
          o 8-day outage of the La Tuque bleached board machine for upgrade
          o Somewhat lower selling prices compared to the second quarter of 1998
          o Higher shipments for all products
          o Acquisition of Castle Rock Container increased the Company's integration level to 48%

TABLE 1  - KEY FINANCIAL RESULTS
(In millions of US dollars, except per share amounts)

                                       1999            1998             1999
                                  Second Quarter  Second Quarter   First Quarter


Net sales .....................      218.6            203.6              198.4
EBITDA ........................       33.9             24.4               21.1
EBITDA margin - % .............       15.5%            12.0%              10.7%
Operating earnings ............       17.3              8.2                4.7
Net earnings (losses) .........        6.8             (0.3)               2.3
Per share .....................       0.13            (0.01)              0.05

Note: EBITDA is Earnings Before Interest, Taxes, Depreciation and Amortization. EBITDA margin is the ratio of EBITDA divided by net sales.


TABLE 2 - NET EARNINGS (loss)
(In millions of US dollars)

                           1998       1998        1998         1999       1999
                          Qtr 2       Qtr 3      Qtr 4         Qtr 1     Qtr 2


Before West Point Mill     (0.3)       (4.5)      (10.6)       2.3         6.8
Restructuring

After West Point Mill      (0.3)      (12.8)      (10.6)       2.3         6.8
Restructing



 OPERATING EARNINGS

 1999 2nd QUARTER VS 1998 2nd QUARTER

For the second quarter of 1999, operating earnings were $17.3 million compared to $8.2 million, an increase of $9.2 million compared to 1998. The operating earnings improvement is mainly attributable to paperboard cash manufacturing costs which were 8% lower in the second quarter of 1999, compared to the same quarter in 1998 due to lower fibre costs, the lower value of the Canadian dollar and lower manufacturing costs at the West Point mill. As a result of the decision to cease production of bleached hardwood market pulp; to close down a chip mill and to downsize our marine operations, West Point manufacturing costs, mostly labour, fibre and other material costs, went down 9% during the quarter, compared to corresponding 1998 period.

The Company actively manages its Canadian dollar exposure. Canadian dollar forward contracts, averaging US$0.71 expired during the quarter, while the actual rate during the quarter was US$0.68, resulting in an opportunity loss of $0.5 million (including Canadian dollar denominated inventory translation), compared to a loss of $3.1 million for the corresponding quarter in 1998.

TABLE 3 - OPERATING EARNINGS VARIANCES
1999 2nd QUARTER VS 1998 2nd QUARTER
(In millions of US dollars)


VARIANCE   Positive (Negative)
                                     Mill     Converting      Other        Total
  Net price realization
   on all products                  (4.3)        1.9            --         (2.4)
  Cost reduction                    10.1        (1.1)         (0.7)         8.3
  Volume increase                    0.9         1.2            --          2.1
  Foreign exchange
    opportunity loss                 2.6         --             --          2.6
  Selling and administration        (1.1)       (1.9)          2.0         (1.0)
  Depreciation                      (0.3)       (0.1)           --         (0.4)
  Total                              7.9         --            1.3          9.2


1999 2nd QUARTER VS 1999 1st QUARTER

In the second quarter of 1999, operating earnings increased to $17.3 million compared to $4.7 million in the first quarter, an increase of $12.6 million, mainly resulting from higher net price realization for paperboard and converting products totalling $12.0 million and $5.2 million respectively as well as lower foreign exchange opportunity losses of $0.9 million (including Canadian dollar denominated inventory translation). Selling and administrative expenses were $1.4 million higher in the second quarter, mainly attributable to the Castle Rock Container acquisition. Primary mill costs were down by $1.3 million in the second quarter of 1999 when compared to the first quarter of 1999.

Table 4 - OPERATING EARNINGS VARIANCES
1999 2nd QUARTER VS 1999 1st QUARTER
(In millions of US dollars)


 VARIANCE   Positive (Negative)
                                  Mill         Converting      Other       Total
 Net price realization
  on all products                 12.0            5.2            --        17.2
 Cost reduction                    1.3           (6.0)          0.3        (4.4)
 Volume increase                  (0.5)           0.9            --         0.4
 Foreign exchange opportunity
   loss                            0.9             --            --         0.9
 Selling and administration       (0.6)          (0.8)           --        (1.4)
 Depreciation                       --           (0.1)           --        (0.1)
 Total                            13.1           (0.8)          0.3        12.6




LIQUIDITY AND CAPITAL EXPENDITURES

During the second quarter, cash provided by operating activities was $30.9 million compared to $19.0 million for the corresponding quarter in 1998. The $11.9 million increase is attributable to higher earnings and to a reduction of 12,700 tons of paperboard finished goods inventory during the quarter compare to an inventory increase of 4,600 tons for the same quarter of 1998 which also contributed to the improvement in liquidity. Capital expenditures were $11.9 million compared to $15.0 million for the second quarter of 1998.
The decrease in capital expenditures in the second quarter is part of the Company's program to undertake only indispensable projects to maintain its facilities while maintaining a conservative capital structure. The Company closed its $25.5 million acquisition of Castle Rock Container increasing its integration level by about 3%.

YEAR-2000 COMPLIANCE

Approach St. Laurent Paperboard Inc. initiated its Year 2000 compliance program ("Y2K") under the supervision of a centralized Y2K Project Management Organization (PMO) in February 1998 with a focus of achieving Y2K readiness for all Information Technology (IT) and computer controlled process technologies used in the Company's business. The Company's Y2K compliance program also includes the assessment of the Y2K readiness of its major suppliers and customers by contacting them to evaluate their strategies and action plans for the Y2K transition. To minimize the Y2K risk, contingency plans and rollover strategies will be deployed as part of the program.

Readiness

The  Company's  Y2K  compliance   process  involves  six steps:       inventory,
impact assessment and plan formulation, communications with stakeholders, remediation, integration testing and finally contingency planning. The first three phases of this process are completed. The remediation phase is 95% completed and the integration testing is almost completed and will continue until year end. For the information technology used by the Company to control and optimize its manufacturing processes, critical systems were tested or verified by their manufacturers under the Company's supervision and, where required, corrective action has been completed. The remediation of the remaining non-critical items is progressing as planned, is fully funded and is expected to be completed within the third quarter of 1999.

The Company initiated action under its Y2K program in early 1998 to replace the order fulfillment, order tracking and invoicing software programs in four of its converting plants. At this time the Company has successfully replaced three of the non-compliant systems. The fourth system is scheduled to be operational in the third quarter of 1999. Order fulfillment and production management systems at the Company's seven other converting plants and at the four primary mills have been upgraded to compliant software versions.

Risk to the Company
St. Laurent Paperboard's primary business consists of manufacturing and selling paperboard products, and most of our systems are not date sensitive. For systems where dates are critical, the Company could face localized interruptions if Y2K issues are not properly resolved. Our main risk, therefore, would arise if we were temporarily unable to produce and deliver our products due to interruption of a production unit, the malfunction of a production management system, or an interruption in delivery of raw material or services from a critical supplier.

To minimize any possible shutdown of production units, the Company's Y2K compliance program will continue beyond the remedial phase of the program with integrated system testing. In addition, critical suppliers of transportation, raw materials, utilities, payment systems as well as
financial  services,   government  agencies  and  other  critical  service
providers, are currently being surveyed by the Company to assess their Y2K readiness status. As the Company assesses the replies of its suppliers, contingency plans will be prepared, as required, to minimize the risk of business interruption to the Company. We anticipate that the assessment of these suppliers will be completed by the end of the third quarter of 1999. It is not possible however, to be certain that all aspects of the
Y2K   issue  affecting  the  Company,   including  those  related  to  the
efforts of customers, suppliers, or other third parties, will be fully resolved.

Contingency planning
Our contingency planning will focus on critical areas of potential business disruption. Contingency plans are being developed on three levels: marketplace risk and opportunities, production unit and supply chain risk, and finally on an item-by-item level. The plans will include procedures to minimize disruption of critical supply items as well as procedures to deal with possible production unit failures. Critical suppliers will be assessed according to the anticipated impact to the Company should such a supply failure occur and plans will be developed, as required, to ensure that alternate sources of supply will be readily available.

Costs
The Company's cost to achieve Y2K compliance is estimated at $6 million. Of that amount, approximately $3.5 million will be capitalized. At the end of June, about $2.3 million has been capitalized and $1.8 million has been expensed.


OUTLOOK

Both the US and Canadian economy continue to show strong growth and it is expected that they will continue to perform strongly over the next two quarters. A price increase for white top linerboard and corrugating medium of $40 and $50 per ton respectively is being implemented effective with July 1 shipments. Concurrently, a box price increase of 10% to 12% has been announced and will be gradually implemented in the third quarter.


                    **************************************

St. Laurent Paperboard is a major North American producer, supplier and converter of high-quality, value-added paperboard and packaging products, with more than 3,700 employees serving a diverse customer base in North America and selected international markets.


St. Laurent Paperboard owns four primary mills, located in La Tuque and Matane, Quebec; in Thunder Bay, Ontario; as well as in West Point Virginia, with an aggregate annual paperboard production capacity of approximately 1.5 million short tons. It also owns twelve converting facilities located in Canada and the United States as well as 920,000 acres of forest land, the largest freehold in Quebec.

The Company's common shares are listed on the Toronto and Montreal stock exchanges under the trading symbol "SPI" as well as on the New York Stock Exchange (NYSE) under "SLW".



FOR FURTHER INFORMATION:

Mr. Richard Garneau
Senior Vice President and Chief Financial Officer
ST. LAURENT PAPERBOARD INC.
Tel: (514) 864-5102
Website:  www.stlaurent.com


ST. LAURENT PAPERBOARD INC.
CONSOLIDATED STATEMENT OF EARNINGS AND RETAINED EARNINGS
(unaudited)
(in thousands of US dollars, except per share amounts)

                                    Second quarter ended          First quarter ended                  6 months ended
                                          June 30                       March 31                           June 30
                                     1999           1998                   1999                      1999             1998
                                 ---------------------------   --------------------------        ---------------------------


     Sales                       $  236,184    $  220,636        $        216,475                $  452,659      $   444,845
     Cost of delivery                17,565        17,073                  18,051                    35,616           34,931
                                 ----------------------------  --------------------------        ---------------------------

     Net sales                      218,619       203,563                 198,424                   417,043          409,914
                                 ----------------------------  --------------------------        ---------------------------
     Cost of sales                  170,584       166,038                 164,592                   335,176          334,804


     Selling and administrative      14,092        13,082                  12,687                    26,779           25,560
     expenses
     Amortization                    16,598        16,257                  16,435                    33,033           32,045
                                 ----------------------------  --------------------------        ---------------------------
                                    201,274       195,377                 193,714                   394,988          392,409
                                 ----------------------------  --------------------------        ---------------------------
     Operating earnings              17,345         8,186                   4,710                    22,055           17,505
     Interest expense, net            6,517         7,168                   7,057                    13,574           14,937
     Other expense (income)             630             3                  (4,816)                   (4,186)             (10)
                                 ----------------------------  --------------------------        ---------------------------
     Earnings before income taxes    10,198         1,015                   2,469                    12,667            2,578
     Provision for income taxes       3,550         1,294                     479                     4,029            2,506
                                 ----------------------------  --------------------------        ---------------------------
                                      6,648          (279)                  1,990                     8,638               72

     Earnings from equity investment    180             -                     285                       471                -
                                 ----------------------------  --------------------------        ---------------------------
     Net earnings (loss)              6,834          (279)                  2,275                     9,109               72
                                 ----------------------------  --------------------------        ---------------------------
     Net earnings (loss) per common
        share
          Basic                        0.13         (0.01)                   0.05                      0.18             0.00
                                 -----------------------------  --------------------------       ---------------------------
          Fully diluted          $     0.13      $   ( * )        $          0.05                 $    0.18         $   0.00
                                 -----------------------------  --------------------------       ---------------------------



     Retained earnings at
      beginning of period        $    4,044     $  25,383       $           1,769                     1,769           25,032
     Net earnings (loss)              6,834          (279)                  2,275                     9,109               72

                                 -----------------------------  --------------------------       ---------------------------

     Retained earnings
        at end of period         $   10,878     $  25,104       $           4,044                    10,878           25,104
                                 -----------------------------  --------------------------       ---------------------------

     Weighted average number of
     outstanding common shares
     (in thousands)                  49,310        49,081                  49,264                    49,287           49,056
                                 -----------------------------  --------------------------       ---------------------------
     * Anti-dilutive

     ST. LAURENT PAPERBOARD INC.
     CONSOLIDATED STATEMENT OF CHANGES IN CASH POSITION
     (unaudited)
     (in thousands of US dollars)
                                                             Second quarter ended     First quarter ended          6 months ended
                                                                   June 30                 March 31                  June 30
                                                               1999           1998          1999              1999              1998
    ------------------------------------------------------------------------------    -------------------   ------------------------

     Cash provided by (used in)
     Operating activities
          Net earnings (loss)                               $  6,834    $     (279)   $    2,275             9,109     $         72
          Items not involving cash
             Amortization of property, plant and equipment,
                deferred costs and goodwill                   16,598        16,257        16,435            33,033           32,045
             Amortization of debt issue costs                    311           379           399               710              605
             Future income taxes                               3,011         1,051           185             3,196            1,679
             Gain on sale of property, plant and equipment         -             -        (4,553)           (4,553)            (235)
             Other                                               (64)         (369)         (222)             (286)            (649)
          Start-up and other deferred costs incurred            (587)          888          (691)           (1,278)             841
          Post retirement expense, net of funding                665           421         1,041             1,706            1,195
          Earnings from equity investment                       (186)            -          (285)             (471)               -

                                                            ----------------------    -------------------   ------------------------
                                                              26,582        18,348        14,584            41,166           35,553
          Change in non-cash working capital
           relating to operations
             Accounts receivable                                (495)        5,299        (9,675)          (10,170)           6,235
             Inventory                                         2,419        (2,861)        8,346            10,765           (3,120)
             Prepaid expenses                                 (2,914)          806         1,465            (1,449)          (4,491)
             Accounts payable and accruals                     5,605        (3,679)       11,091            16,696              167
             Income and other taxes payable                     (306)        1,128           (42)             (348)             615

                                                            ----------------------    -------------------   ------------------------
                                                               4,309           693        11,185            15,494             (594)
                                                            ----------------------    -------------------   ------------------------
          Cash provided by operating activities               30,891        19,041        25,769            56,660           34,959
                                                            ----------------------    -------------------   ------------------------

    Investing activities
          Equity investment                                        -             -        (9,607)           (9,607)               -
          Business acquisitions                               25,483)            -             -           (25,483)               -
          Additions to property, plant and equipment          11,930)      (14,981)       (6,204)          (18,134)         (27,952)
          Proceeds from disposals of property, plant
             and equipment                                         -             -         5,655             5,655              235
                                                             ----------------------    -------------------  ------------------------
                                                              37,413)      (14,981)      (10,156)          (47,569)         (27,717)
                                                             ----------------------    -------------------  ------------------------

     Financing activities
          Issuance of common shares, net of expenses             390           789           333               723            1,269
          Redemption of common shares                              -             -             -                 -             (242)
          Issuance of long-term debt                              66           136            70               136          230,136
          Repayment of long-term debt                            (22)          (65)          (24)              (46)        (241,486)
          Debt issue costs                                      (583)         (763)         (127)             (710)          (4,581)
          Cash held in escrow                                      -             -             -                 -           11,000
                                                             ----------------------    -------------------  ------------------------
                                                                (149)           97           252               103           (3,904)
                                                             ----------------------    -------------------  ------------------------

     Increase (decrease) in cash                              (6,671)        4,157        15,865             9,194            3,338

     Cash and cash equivalents at beginning of period         12,346        12,621        (3,519)           (3,519)          13,440
                                                            ----------------------    -------------------   ------------------------

     Cash and cash equivalents at end of period             $  5,675    $   16,778   $    12,346     $       5,675   $       16,778
                                                            ----------------------    -------------------   ------------------------

     Cash and cash equivalents

         Cash on hand (indebtedness)                            (475)        8,955         6,713              (475)           8,955
         Temporary investments                                 6,150         7,823         5,633             6,150            7,823
                                                            -----------------------  --------------------   ------------------------
                                                             $ 5,675     $  16,778    $   12,346     $       5,675   $       16,778
                                                            -----------------------  --------------------   ------------------------


     ST. LAURENT PAPERBOARD INC.
     CONSOLIDATED BALANCE SHEET
      (unaudited)
     (in thousands of US dollars)

                                                                         June 30
                                                               1999                 1998
     ------------------------------------------------------------------------------------
     ASSETS

     Current assets
        Cash and temporary investments                  $      5,675           $   16,778
        Accounts receivable                                  109,079              100,337
        Income and other taxes receivable                      5,218                4,378
        Inventories                                           93,088               99,720
        Prepaid expenses                                      15,281               10,170
                                                        ---------------------------------
                                                             228,341              231,383


     Property, plant and equipment                           780,894              784,542

     Future income taxes                                       7,890                1,632

     Deferred charges and other assets                        42,068               32,552

     Goodwill                                                 19,374               20,481
                                                        ---------------------------------
                                                        $  1,078,567           $1,070,590
                                                        ---------------------------------

     LIABILITIES

     Current liabilities
        Accounts payable and accrued liabilities              89,361               79,868
        Current portion of long-term debt                     17,427                  294
                                                       ---------------------------------
                                                             106,788               80,162

     Long-term debt                                          345,204              362,298

     Future income taxes                                       9,012                9,400

     Other liabilities                                        31,620               20,031


     SHAREHOLDERS' EQUITY

        Common shares                                        572,657              571,187
        Contributed surplus                                    2,408                2,408
        Retained earnings                                     10,878               25,104
                                                        ---------------------------------
                                                             585,943              598,699
                                                        ---------------------------------
                                                        $  1,078,567   $        1,070,590
                                                        ---------------------------------


ST. LAURENT PAPERBOARD INC.
SEGMENTED INFORMATION
 (unaudited)
(in thousands of US dollars)                     Second quarter ended               6 months ended
                                                      June 30                           June 30
                                                 1999         1998                 1999          1998
                                              ------------------------          -------------------------

Net sales to third parties
  From Canada
    Within Canada                           $    34,231     $  35,943           $   61,469      $ 66,026
    To the United States                         52,818        36,267               98,343        75,452
    Other                                         6,458        10,137               17,044        21,715
                                              ------------------------          -------------------------
                                            $    93,507     $  82,347           $  176,856      $163,193

  From the United States                        125,112       121,216              240,187       246,721
                                             ------------------------          -------------------------
                                            $   218,619     $ 203,563           $  417,043      $409,914

                                             ------------------------          -------------------------

Intercompany sales between geographic areas

  From Canada                                $    4,779     $   2,711           $    7,797      $  4,475
  From the United States                            266           712                  491           955
                                              ------------------------          -------------------------
                                             $    5,045     $   3,423           $    8,288      $  5,430

                                             -------------------------          -------------------------

Operating earnings (loss)

  Canada                                     $    9,844     $     986           $   12,493      $  5,137
  United States                                   7,501         7,200                9,562        12,368

                                              ------------------------          -------------------------
                                             $   17,345     $   8,186           $   22,055      $ 17,505

                                              ------------------------          -------------------------


Identifiable assets

  Canada                                                                        $  443,325      $441,110
  United States                                                                 $  635,242      $629,480

                                                                                -------------------------
                                                                                $1,078,567     $1,070,590
                                                                                -------------------------


ST. LAURENT PAPERBOARD INC.
SUMMARY OF OPERATIONS
 (unaudited)
(in thousands of US dollars, except for units)
                                                                                                  Woodlands,
                                                                                                  Solid Wood
                                                                   Primary                       and unallocated
 Second Quarter ended June 30, 1999                                 mills       Converting           amounts          Total
---------------------------------------------------------------------------------------------------------------------------

   Net sales to third parties                                $     128,003     $  85,941          $  4,675       $   218,619

   Inter-segment sales                                              19,441             -                 -       $   19,441
                                                               -------------------------------------------------------------
   Total                                                     $     147,444     $  85,941          $  4,675       $  238,060

   EBITDA                                                           29,180         5,008              (245)          33,943

   Amortization                                                     14,035         2,162               401           16,598

   Operating earnings (loss)                                        15,145         2,846              (646)          17,345

   Identifiable assets                                             766,532       232,083            79,952        1,078,567

   Additions to property, plant and equipment                        7,278         4,644                 8           11,930

   Sales to third parties (short tons)                             337,229             -                 -
   Sales to third parties - corrugated containers (MMSF)                 -         1,304                 -
   Sales to third parties - liquid and food (short tons)                 -        17,183                 -
   Inter-segment sales (short tons)                                 49,822             -                 -

                                                                                                   Woodlands,
                                                                                                  Solid Wood
                                                                   Primary                       and unallocated
 Second Quarter ended June 30, 1998                                 mills     Converting              amounts         Total
----------------------------------------------------------------------------------------------------------------------------

   Net sales to third parties                                $     123,721     $  75,411          $  4,431       $  203,563
   Inter-segment sales                                              22,400             -                 -           22,400
                                                               -------------------------------------------------------------
   Total                                                     $     146,121     $  75,411  $          4,431       $  225,963

   EBITDA                                                           20,984         4,989            (1,530)          24,443

   Amortization                                                     13,715         2,100               442           16,257

   Operating earnings (loss)                                         7,269         2,889            (1,972)           8,186

   Identifiable assets                                             825,205       186,364            59,021        1,070,590

   Additions to property, plant and equipment                       11,498         2,681               802           14,981

   Sales to third parties (short tons)                             319,367             -                 -
   Sales to third parties - corrugated containers (MMSF)                 -         1,182                 -
   Sales to third parties - liquid and food (short tons)                 -        13,504                 -
   Inter-segment sales (short tons)                                 59,542             -                 -



ST. LAURENT PAPERBOARD INC.
SUMMARY OF OPERATIONS - YEAR TO DATE
 (unaudited)
(in thousands of US dollars, except for units)
                                                                                                  Woodlands,
                                                                                                 Solid Wood
                                                                   Primary                      and unallocated
 Six months ended June 30, 1999                                     mills     Converting            amounts           Total
----------------------------------------------------------------------------------------------------------------------------

   Net sales to third parties                                $     247,524  $    161,212  $          8,307 $        417,043

   Inter-segment sales                                              37,779        -               -                  37,779
                                                               -------------------------------------------------------------

   Total                                                     $     285,303  $    161,212  $          8,307 $        454,822

   EBITDA                                                           45,232        10,637              (781)          55,088

   Amortization                                                     28,029         4,196               808           33,033

   Operating earnings (loss)                                        17,203         6,441            (1,589)          22,055

   Identifiable assets                                             766,532       232,083            79,952        1,078,567

   Additions to property, plant and equipment                       11,061         6,890               183           18,134

   Sales to third parties (short tons)                             686,726             -                 -
   Sales to third parties - corrugated containers (MMSF)                 -         2,570                 -
   Sales to third parties - liquid and food (short tons)                 -        33,367                 -
   Inter-segment sales (short tons)                                101,176             -                 -



                                                                                                    Woodlands,
                                                                                                   Solid Wood
                                                                  Primary                        and unallocated
 Six months ended June 30, 1998                                    mills        Converting            amounts         Total
----------------------------------------------------------------------------------------------------------------------------

   Net sales to third parties                                $     252,484  $    147,725  $          9,705 $        409,914

   Inter-segment sales                                              42,555             -                 -           42,555
                                                               -------------------------------------------------------------
   Total                                                     $     295,039  $    147,725  $          9,705 $        452,469


   EBITDA                                                           42,700         8,936            (2,086)          49,550

   Amortization                                                     27,261         3,905               879           32,045

   Operating earnings (loss)                                        15,439         5,031            (2,965)          17,505

   Identifiable assets                                             825,205       186,364            59,021        1,070,590

   Additions to property, plant and equipment                       19,171         7,848               933           27,952

   Sales to third parties (short tons)                             644,398             -                 -
   Sales to third parties - corrugated containers (MMSF)                 -         2,276                 -
   Sales to third parties - liquid and food (short tons)                 -        27,375                 -
   Inter-segment sales (short tons)                                110,618             -                 -